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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JUST2TRADE, INC.

OFFICIAL USE ONLY
J
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PENN PLZ 16TH FL
(No. and Street)

NEW YORK	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

XING WANG 855-274-4934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
FEB 27 2019
Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E LAKE ST STE 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Xing Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JUST2TRADE, INC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

BUTSAYARAT RATTANACHANTRANON
NOTARY PUBLIC
NO. 01RA6322186
QUALIFIED IN NEW YORK COUNTY
COMM. EXP. 03/30/2019
STATE OF NEW YORK

Signature

CEO
Title

2/25/2019
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Just2Trade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Just2Trade, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Just2Trade, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Just2Trade, Inc.'s management. Our responsibility is to express an opinion on Just2Trade, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Just2Trade, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Just2Trade, Inc.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2019

Just2Trade, Inc.
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 2,137,961
Receivable from broker-dealers	26,744
Deposits with clearing organizations	450,000
Securities owned, at fair value	7,244
Prepaid expenses and other assets	52,986
Property and equipment, net	111,238
Intangible assets, net	210,000
Total assets	$ 2,996,173
Liabilities and stockholder's equity	
Liabilities	
Accrued expenses and other liabilities	$ 125,510
Total liabilities	125,510
Stockholder's equity	
Common stock, no par value;	
100 shares authorized, issued and outstanding	210,040
Paid-in capital	19,125,000
Accumulated deficit	(16,464,377)
Total stockholder's equity	2,870,663
Total liabilities and stockholder's equity	$ 2,996,173

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Just2Trade, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). On November 25, 2015, the Company filed a Certificate of Amendment with the State of Delaware to change its name from "WhoTrades, Inc." to "Just2Trade, Inc."

In February 2015, the Company executed a "fully disclosed" clearing agreement with another broker-dealer, COR Clearing LLC ("COR"), whereby the Company will operate as an introducing broker under the clearance agreement with COR (clearing broker), which assumes and maintains the accounts of the Company's customers.

In March 2015, the Company amended its executed "fully disclosed" clearing agreement dated October 2012, with another broker-dealer, Vision Financial Markets, LLC ("Vision"), whereby the Company will operate as an introducing broker under the clearance agreement with Vision (clearing broker), which assumes and maintains the accounts of the Company's customers.

In August 2016, the Company was approved by NFA as an Introducing Broker ("IB"). In June 2016, the Company executed a "fully-disclosed" clearing agreement with another broker-dealer, GAIN Capital Holdings, Inc. ("GAIN"), whereby the Company will operate as an introducing broker under the clearing agreement with GAIN (clearing broker), which assumes and maintains the accounts of the Company's customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangible Assets

Acquired intangible assets with finite lives, which consist of trade name, website intellectual property, and brokerage customer accounts are amortized on a straight-line basis over estimated useful lives of 5 years. The Company performs an annual review of its intangible assets for impairment. No indication of impairment was noted.

Securities Owned

Securities owned at December 31, 2018, are carried at fair value, include the following:

Description	Percentage of Stockholders' Equity		Securities Owned
Equities	0.2%	$	7,244
Options on equity securities	0.0		0
Total	0.2%	$	7,244

Equities and options on equities are valued at the closing price reported on the active market on which the individual securities are traded.

Recently Adopted Accounting Guidance

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 ("Topic 606"), requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

All commission revenue is recognized in the month in which the transactions associated with the commissions are completed (settlement date). GAAP requires revenue to be recognized in the month in which the transactions associated with the commissions are earned (trade date). Generally there is no material difference between settlement date and trade date in the recognition of revenue. Unrealized gains/(losses) on securities held at year end are included in revenues/(losses) principal transactions in the statement of operations. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2015.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Deposits with Clearing Organizations
Deposits with clearing organizations represent cash deposited with Vision and COR for the purposes of supporting clearing and settlement activities. The Company maintains a deposit with Vision in the amount of $350,000 at December 31, 2018. The Company maintains a deposit with COR in the amount of $100,000 at December 31, 2018.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data.

However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2018:

Description		Total		Level 1
Long equities	$	7,244	$	7,244
Options on equity securities		0		0
Total	$	7,244	$	7,244

4. Related Party

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company has historically relied on its parent to meet its cash flow requirements. The Company will need additional funds to sustain its operations and to fund future business development. The parent is committed to fund the Company due to the role the Company plays in the parent's overall strategy.

5. Property and Equipment and Intangible Assets

Property and equipment consist of the following at December 31, 2018:

Computer hardware and related equipment	**$ 605,125**
Furniture and fixtures	**66,389**
Other property	**858,486**
	1,530,000
Less: accumulated depreciation	**(1,418,762)**
	$ 111,238

As of December 31, 2018, the Company has the following amounts related to intangible assets:

	December 31, 2018		
	Gross Carrying Amount	*Accumulated Amortization*	*Net*
Amortized intangible assets:			
Trade name and website intellectual property	$ -	$ -	$ -
Brokerage customer accounts	900,000	(690,000)	210,000
Total	$900,000	$(690,000)	$210,000

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the three succeeding years:

For the Year Ending December 31	*Estimated Amortization Expense*
2019	$180,000
2020	$30,000
2021	$0

6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) are presented below:

	December 31, 2018
Net operating loss carryforward	**$ 4,129,835**
Depreciation expense	**40,926**
Valuation allowance	**(4,170,761)**
	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of $4,170,761 against its deferred tax asset.

The valuation allowance increased from $3,505,879 during 2017 to $4,170,761 during 2018. At December 31, 2018, the Company's net operating loss carryforwards for federal and state and local tax purposes were approximately $15,953,302 and $11,994,483, respectively, which are available to offset future federal and state and local taxable income, if any, which will expire through the year ended December 31, 2039.

7. Commitments

The Company is obligated under a non-cancellable operating lease for its office space. This lease will expire on March 31, 2021.

Future minimum annual rental payments under the new lease are as follows:

Year ending December 31,	
2019	**189,197**
2020	**189,197**
Thereafter	**47,300**
	$ 425,694

The Company has a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $2,495,352 which exceeded the required minimum net capital of $100,000 by $2,495,352. Aggregate indebtedness at December 31, 2018, was $125,510. The ratio of aggregate indebtedness to net capital was 0.050 to 1.

10. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its bank. Balances at its bank are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2018, the Company had approximately $0 in excess of FDIC insured limits.

11. Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2019. The Company feels that no material events have occurred that would require disclosure.

****

The Company's Statement of Financial Condition as of December 31, 2018 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****